Exhibit 10.5

Execution Version

TRANSCODE THERAPEUTICS, INC.

6 Liberty Square - #2382, Boston, MA 02109

October 8, 2025

Philippe P Calais

Re:EMPLOYMENT AGREEMENT

Dear Philippe:

This Employment Agreement (the “Agreement”) between you (referred to hereinafter as the “Executive”) and TransCode Therapeutics, Inc., a Delaware corporation (the “Company”) sets forth the terms and conditions that shall govern the period of Executive’s employment with the Company (referred to hereinafter as “Employment” or the “Employment Period”).

1.Duties and Scope of Employment.

(a)At-Will Employment. Executive commenced non-Employment service as a member of the Board (as defined below) with the Company in October 2018 and will commence full-time Employment with the Company effective as of October 8, 2025 (the “Effective Date”), the terms of which will be governed by this Agreement. Executive’s Employment with the Company is for no specified period and constitutes “at will” employment. As a result, Executive is free to terminate Employment at any time, with or without advance notice, and for any reason or for no reason. Similarly, the Company is free to terminate Executive’s Employment at any time, with or without advance notice, and with or without Cause (as defined below). Furthermore, although terms and conditions of Executive’s Employment with the Company may change over time, nothing shall change the at-will nature of Executive’s Employment.

(b)Position and Responsibilities. During the Employment Period, the Company agrees to employ Executive in the position of Chief Executive Officer. Executive will report to the Company’s Board of Directors, or to such other Person as the Company subsequently may determine (the “Board”), and Executive will be working out of the Company’s office in Boca Raton, Florida, subject to reasonable business travel (including to Woburn, Massachusetts) based upon the needs of the Company, subject to the terms of any Company travel policies in place from time to time. Executive will perform the duties and have the responsibilities and authority customarily performed and held by an employee in Executive’s position or as otherwise may be assigned or delegated to Executive by the Board. During the Employment Period, Executive shall also serve as Chairman of the Board.

(c)Obligations to the Company. During the Employment Period, Executive shall perform Executive’s duties faithfully and to the best of Executive’s ability and, except as otherwise provided on Attachment A, will devote Executive’s full business efforts and time to the Company. During the Employment Period, without the prior written approval of the Board, Executive shall not render services in any capacity to any other Person and shall not act as a sole proprietor or partner of any other Person or own more than five percent (5%) of the stock of any other corporation. Notwithstanding the foregoing, Executive may provide the services set forth on Attachment A, and may serve on civic or charitable boards or committees, deliver lectures, fulfill speaking engagements, teach at educational institutions, or manage personal investments without advance written consent of the Board; provided that such activities do not individually or in the aggregate (x) materially interfere with the performance of Executive’s duties under this Agreement or (y) create a potential business or fiduciary conflict. Executive shall comply with the Company’s policies and rules, as they may be in effect from time to time during Executive’s Employment.

(d)No Conflicting Obligations. Executive represents and warrants to the Company that Executive is under no obligations or commitments, whether contractual or otherwise, that are inconsistent with Executive’s obligations under this Agreement or that would otherwise prohibit Executive from performing Executive’s duties with the Company. In connection with Executive’s Employment, Executive shall not use or disclose any trade secrets or other proprietary information or intellectual property in which Executive or any other Person has any right, title or interest and Executive’s Employment will not infringe or violate the rights of any other Person. Executive represents and warrants to the Company that Executive has returned all property and confidential information belonging to any prior employer.

2.Cash and Incentive Compensation.

(a)Base Salary. The Company shall pay Executive, as compensation for Executive’s services, a base salary at a gross annual rate of $555,000, less all required tax withholdings and other applicable deductions, in accordance with the Company’s standard payroll procedures. The annual compensation specified in this subsection (a), together with any modifications in such compensation that the Company may make from time to time, is referred to in this Agreement as the “Base Salary.” Executive’s Base Salary will be subject to review and potential increases based upon the Company’s normal performance review practices. Effective as of the date of any change to Executive’s Base Salary, the Base Salary as so changed shall be considered the new Base Salary for all purposes of this Agreement.

(b)Cash Incentive Bonus. Executive will be eligible to be considered for an annual cash incentive bonus (the “Cash Bonus”) each calendar year during the Employment Period based upon the achievement of certain objective or subjective criteria (collectively, the “Performance Goals”). In compliance with all relevant legal requirements and based on Executive’s level within the Company, the Performance Goals for Executive’s Cash Bonus for a particular year will be established by, and in the sole discretion of, the Company’s Board of Directors (the “Board”) or any Compensation Committee of the Board (including any delegate thereof, the “Committee”), as applicable. The target amount for any such Cash Bonus will be at least 50% of Executive’s Base Salary (the “Target Bonus Percentage”), less all required tax withholdings and other applicable deductions. The determinations of the Board or the Committee, as applicable, with respect to such Cash Bonus or the Target Bonus Percentage shall be final and binding. Executive shall not earn a Cash Bonus unless Executive is employed by the Company through the end of the applicable performance year.

(c)Stock Options. Subject to the approval of the Board or the Committee (or the comparable body of any successor entity), as applicable, the Company (or, as applicable, such successor entity) shall grant Executive a stock option to purchase a number of shares of the Company’s (or such successor entity’s) common stock equal to 4% of the Company’s capitalization on a fully-diluted basis (the “Option”). The Option shall be granted as soon as reasonably practicable after the Effective Date. The exercise price per share will be equal to the fair market value per share on the date the Option is granted, as determined by the issuer in good faith. There is no guarantee that the Internal Revenue Service will agree with this value. Executive should consult with Executive’s own tax advisor concerning the tax risks associated with accepting an option to purchase a share of common stock. The term of the Option shall be ten (10) years, subject to earlier expiration in the event of the termination of Executive’s services to the Company. Subject to any vesting acceleration rights Executive may have, the Option will vest as to twenty-five percent (25%) of the total shares subject to the Option on the twelve (12) month anniversary of the Effective Date, and as to one forty-eighth (1/48th ) of the total shares subject to the Option on the corresponding day of each month thereafter (and if there is no corresponding day, the last day of the month), so that the Option will be fully vested and exercisable four (4) years from the Effective Date, subject to Executive continuing to provide services to the Company through each vesting date. Executive will be eligible for future awards, as determined in the sole discretion of the Board or the Committee, as applicable.

3.Employee Benefits. During the Employment Period, Executive shall be eligible to (a) receive paid time off (“PTO”) in accordance with the Company’s PTO policy, as it may be amended from time to time and (b) participate in the employee benefit plans maintained by the Company and generally available to similarly situated employees of the Company, subject in each case to the generally applicable terms and conditions of the plan or policy in question and to the determinations of any Person or committee administering such employee benefit plan or policy. The Company reserves the right to cancel or change the employee benefit plans, policies and programs it offers to its employees at any time. To the extent the Company makes directors’ and officers’ liability insurance available to the directors, it will also make it available to Executive on the same terms as other directors. Notwithstanding the foregoing, in no event will Executive receive less than five weeks PTO annually, and accrued but unused PTO will be cashed out in connection with Executive’s cessation of service for any reason.

4.Business Expenses. The Company will reimburse Executive for necessary and reasonable business expenses incurred in connection with Executive’s duties hereunder upon presentation of an itemized account and appropriate supporting documentation, all in accordance with the Company’s generally applicable policies. Subject to such audits as the Company may deem necessary, the Company shall reimburse Executive the full amount of any such expenses advanced by Executive. Reimbursable expenses shall also include a reimbursement for health, dental and vision benefits plans on the individual market if the Company does not sponsor such plans at any relevant time.

5.Rights Upon Termination. Except as expressly provided in Section 6, upon the termination of Executive’s Employment, Executive shall only be entitled to (i) the accrued but unpaid Base Salary compensation and PTO, (ii) other benefits earned and the reimbursements described in this Agreement or under any Company-provided plans, policies, and arrangements for the period preceding the effective date of the termination of Employment, each in accordance with the governing documents and policies of any such benefits, reimbursements, plans and arrangements, and (iii) such other compensation or benefits from the Company as may be required by law (collectively, the “Accrued Benefits”).

6.Termination Benefits.

(a)Termination without Cause or Resignation for Good Reason and not in Connection with a Change in Control. If (x) the Company (or any parent, subsidiary or successor of the Company) terminates Executive’s employment with the Company for a reason other than Cause, Executive becoming Disabled or Executive’s death, or (y) Executive resigns from such employment for Good Reason, in each case at any time other than during the Change in Control Period (as defined below), then, subject to Section 7, Executive will be entitled to the following:

(i)Accrued Compensation. The Company will pay Executive all Accrued Benefits.

(ii)Severance Payment. Executive will receive semi-monthly continuing payments of severance pay at a rate equal to Executive’s Base Salary, as then in effect, for twelve (12) months following the date of Executive’s termination of Employment (the “Date of Termination”), less all required tax withholdings and other applicable deductions, which will be paid in accordance with the Company’s regular payroll procedures commencing on the Release Deadline (as defined in Section 7(a)); provided that the first payment shall include any amounts that would have been paid to Executive if payment had commenced on the Date of Termination.

(iii)Continued Employee Benefits. If Executive elects continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for Executive and Executive’s eligible dependents, within the time period prescribed pursuant to COBRA, the Company will reimburse Executive for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to Executive’s termination or resignation) until the earlier of (A) twelve (12) months following the Date of Termination, (B) the date upon which Executive and/or Executive’s eligible dependents become covered under similar plans, or (C) the date upon which Executive is (or Executive’s eligible dependents are) no longer eligible for COBRA coverage.

(iv)Pro-Rated Bonus Payment. Executive will receive a pro-rated annual bonus for the fiscal year in which Executive terminates employment equal to (x) the annual bonus that Executive would have received based on actual performance for such fiscal year if Executive had remained in the employ of the Company for the entire fiscal year multiplied by (y) a fraction, the numerator of which is the number of days Executive was in the employ of the Company during the fiscal year including the Date of Termination and the denominator of which is 365, multiplied by (z) 1.0, which, if any, shall be paid at the same time annual bonuses are paid by the Company to other executives of the Company for the fiscal year in which Executive terminated employment, but no later than March 15th of the calendar year following the calendar year in which Executive terminated employment.

(b)Termination without Cause or Resignation for Good Reason in Connection with a Change in Control. If during the period commencing six (6) months before and ending twenty-four (24) months immediately following a Change in Control (the “Change in Control Period”), (x) the Company terminates Executive’s employment with the Company for a reason other than (i) Cause, (ii) Executive becoming Disabled or (iii) Executive’s death, or (y) Executive resigns from such employment for Good Reason, then, subject to Section 7, Executive will receive the following severance benefits from the Company in lieu of the benefits described in Section 6(a) above:

(i)Accrued Compensation. The Company will pay Executive all Accrued Benefits.

(ii)Severance Payment. Executive will receive a lump sum severance payment equal to eighteen (18) months of Executive’s Base Salary as in effect immediately prior to the Date of Termination, less all required tax withholdings and other applicable deductions, which will be paid in accordance with the Company’s regular payroll procedures.

(iii)Continued Employee Benefits. If Executive elects continuation coverage pursuant to COBRA for Executive and Executive’s eligible dependents, within the time period prescribed pursuant to COBRA, the Company will reimburse Executive for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to Executive’s termination or resignation) until the earlier of (A) eighteen (18) months following the Date of Termination, (B) the date upon which Executive and/or Executive’s eligible dependents become covered under similar plans, or (C) the date upon which Executive is (or Executive’s eligible dependents are) no longer eligible for COBRA coverage.

(iv)Equity Acceleration. All of Executive’s unvested and outstanding equity awards shall immediately vest (and, as applicable become exercisable) as of the Date of Termination.

(v)Pro-Rated Bonus Payment. Executive will receive a pro-rated annual bonus for the fiscal year in which Executive terminates employment equal to (x) the annual bonus that Executive would have received based on the greater of actual or target performance for such fiscal year if Executive had remained in the employ of the Company for the entire fiscal year multiplied by (y) a fraction, the numerator of which is the number of days Executive was in the employ of the Company during the fiscal year including the Date of Termination and the denominator of which is 365, multiplied by (z) 1.5, which shall be paid at the same time annual bonuses are paid by the Company to other executives of the Company for the fiscal year in which Executive terminated employment, but no later than March 15th of the calendar year following the calendar year in which Executive terminated employment.

(c)Disability; Death; Voluntary Resignation; Termination for Cause. If Executive’s employment with the Company is terminated due to (i) Executive becoming Disabled or Executive’s death, (ii) Executive’s voluntary resignation (other than for Good Reason), or (iii) the Company’s termination of Executive’s employment with the Company for Cause, then Executive or Executive’s estate (as the case may be) will receive the Accrued Benefits, but will not be entitled to any other compensation or benefits from the Company except to the extent required by law (for example, COBRA). All Accrued Benefits shall in all cases be paid within thirty (30) days of Executive’s termination of employment (or such earlier date as required by applicable law) pursuant to this Section 6(c).

(d)Timing of Payments. Subject to any specific timing provisions in Section 6(a), 6(b), or 6(c), as applicable, or the provisions of Section 7, payment of the severance and benefits hereunder shall be made or commence to be made as soon as practicable following Executive’s termination of employment.

(e)Exclusive Remedy. In the event of a termination of Executive’s employment with the Company (or any parent, subsidiary or successor of the Company), the provisions of this Section 6 are intended to be and are exclusive and in lieu of any other rights or remedies to which Executive may otherwise be entitled, whether at law, tort or contract, in equity, or under this Agreement (other than the payment of accrued but unpaid wages, as required by law, and any unreimbursed reimbursable expenses). Executive will be entitled to no other severance, benefits, compensation or other payments or rights upon a termination of employment other than those benefits expressly set forth in Section 6 or pursuant to written equity award agreements with the Company.

(f)No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any earnings that Executive may receive from any other source reduce any such payment.

7.Conditions to Receipt of Severance.

(a)Release of Claims Agreement. The receipt of any severance payments or benefits pursuant to this Agreement is subject to Executive signing and not revoking a separation agreement and release of claims in a form acceptable to the Company (the “Release”), which must become effective no later than the sixtieth (60th) day following Executive’s termination of employment (the “Release Deadline”), and if not, Executive will forfeit any right to severance payments or benefits under this Agreement. To become effective, the Release must be executed by Executive and any revocation periods (as required by statute, regulation, or otherwise) must have expired without Executive having revoked the Release. In addition, in no event will severance payments or benefits be paid or provided until the Release actually becomes effective. If the termination of employment occurs at a time during the calendar year where the Release Deadline could occur in the calendar year following the calendar year in which Executive’s termination of employment occurs, then any severance payments or benefits under this Agreement that would be considered Deferred Payments (as defined in Section 7(b)(i)) will be paid on the first payroll date to occur during the calendar year following the calendar year in which such termination occurs, or such later time as required by (i) the payment schedule applicable to each payment or benefit as set forth in Section 6, (ii) the date the Release becomes effective, or (iii) Section 7(b)(ii); provided that the first payment shall include all amounts that would have been paid to Executive if payment had commenced on the Date of Termination.

(b)Section 409A.

(i)Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation not exempt under Section 409A (together, the “Deferred Payments”) will be paid or otherwise provided until Executive has a “separation from service” within the meaning of Section 409A. And for purposes of this Agreement, any reference to “termination of employment,” “termination” or any similar term shall be construed to mean a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to Executive, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until Executive has a “separation from service” within the meaning of Section 409A.

(ii)Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination of employment (other than due to death), then the Deferred Payments, if any, that are payable within the first six (6) months following the Date of Termination, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the Date of Termination. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following the Date of Termination, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment, installment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(iii)Without limitation, any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations is not intended to constitute Deferred Payments for purposes of clause (i) above.

(iv)Without limitation, any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit is not intended to constitute Deferred Payments for purposes of clause (i) above. Any payment intended to qualify under this exemption must be made within the allowable time period specified in Section 1.409A-1(b)(9)(iii) of the Treasury Regulations.

(v)To the extent that reimbursements or in-kind benefits under this Agreement constitute non-exempt “nonqualified deferred compensation” for purposes of Section 409A, (1) all reimbursements hereunder shall be made on or prior to the last day of the calendar year following the calendar year in which the expense was incurred by Executive, (2) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (3) the amount of expenses eligible for reimbursement or in-kind benefits provided in any calendar year shall not in any way affect the expenses eligible for reimbursement or in-kind benefits to be provided, in any other calendar year.

(vi)The payments and benefits provided under Sections 6(a) and 6(b) are intended to be exempt from or comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be exempt or so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions that are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A. Notwithstanding the foregoing, the Company makes no tax representation or warranty and shall have no liability to Executive with respect to any penalties or taxes, including taxes imposed by Section 409A, that are, or may be, imposed with respect to this Agreement or any payments or benefits hereunder.

8.Definition of Terms. The following terms referred to in this Agreement will have the following meanings:

(a)Cause. “Cause” means:

(i)Executive’s gross negligence or willful misconduct in the performance of his or her duties and responsibilities to the Company or Executive’s violation of any written Company policy;

(ii)Executive’s commission of any act of fraud, theft, embezzlement, financial dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to the Company;

(iii)Executive’s conviction of, or pleading guilty or nolo contendere to, any felony or a lesser crime involving dishonesty or moral turpitude;

(iv)Executive’s alcohol abuse or other substance abuse;

(v)Executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom Executive owes an obligation of nondisclosure as a result of his or her relationship with the Company; or

(vi)Executive’s material breach of any of his or her obligations under any written agreement or covenant with the Company.

The Company will not terminate Executive for Cause without first providing Executive with written notice of the acts or omissions constituting the grounds for Cause within sixty (60) days of the initial existence of the grounds for Cause and, if capable of cure, a reasonable cure period of not less than thirty (30) days following the date Executive receives such notice during which such condition must not have been cured.

(b)Change in Control. “Change in Control” means (i) any sale, lease, exclusive license, transfer, distribution or other disposition of all or substantially all of the assets of the Company or any business unit representing at least fifty percent (50%) of the Company’s activities, (ii) any merger or consolidation of the Company with or into one or more other entities as a result of which the holders of a majority of the Company’s outstanding voting stock cease to own a majority of the voting stock of the surviving entity or (iii) any transfer or series of related transfers of a majority of the outstanding equity securities of the Company designed to be a business combination or acquisition of the Company and not an equity financing for the purpose of securing working capital.

(c)Code. “Code” means the Internal Revenue Code of 1986, as amended.

(d)Disability. “Disability” or “Disabled” means that Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one (1) year.

(e)Good Reason. “Good Reason” means Executive’s termination of employment within thirty (30) days following the expiration of any cure period (discussed below) following the occurrence of one or more of the following, without Executive’s consent:

(i)A material reduction of Executive’s duties, authority or responsibilities, relative to Executive’s duties, authority or responsibilities in effect immediately prior to such reduction; provided, however, that a reduction in duties, authority or responsibilities solely by virtue of the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of the Company remains as such following a change of control but is not made the Chief Executive Officer of the acquiring corporation) will not constitute Good Reason;

(ii)A reduction in Executive’s Base Salary or Target Bonus Percentage;

(iii)A material change in the geographic location of Executive’s primary work facility or location in Boca Raton, Florida; provided, that a relocation of less than fifty (50) miles from Executive’s then-present work location in Boca Raton, Florida will not be considered a material change in geographic location; or

(iv)A material breach by the Company of a material provision of this Agreement.

Executive will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for Good Reason within sixty (60) days of the initial existence of the grounds for Good Reason and, if capable of cure, a reasonable cure period of not less than thirty (30) days following the date the Company receives such notice during which such condition must not have been cured.

(f)Governmental Authority. “Governmental Authority” means any federal, state, municipal, foreign or other government, governmental department, commission, board, bureau, agency or instrumentality, or any private or public court or tribunal.

(g)Person. “Person” shall be construed in the broadest sense and means and includes any natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and other entity or Governmental Authority.

(h)Section 409A. “Section 409A” means Section 409A of the Code, and the final regulations and any guidance promulgated thereunder or any state law equivalent.

(i)Section 409A Limit. “Section 409A Limit” shall mean two (2) times the lesser of: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during Executive’s taxable year preceding Executive’s taxable year of his or her separation from service as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the Date of Termination occurred.

9.Restrictive Covenants.

(a)Non-Compete Commitment. During the Employment Period and for a period of one year following the Date of Termination, regardless of the reason for the termination of Executive’s employment and whether such termination occurs at the initiative of Executive or the Company, Executive agrees that Executive will not accept any position as principal executive officer, president, or chief executive officer with, or provide comparable level executive consultation to any Competitive Business of the Company. As used herein, a “Competitive Business” is a business (including, but not limited to, a business started by Executive) that is in the business of providing activities, products, or services that are competitive with those provided by the Company and that are of the type conducted, authorized, offered, provided, or under development by the Company within one year prior to Executive’s Date of Termination.

(b)Agreement Not to Solicit Employees. During the Employment Period and for a period of one year following the Date of Termination, regardless of the reason for the termination of Executive’s employment and whether such termination occurs at the initiative of Executive or the Company, Executive covenants and agrees that Executive shall not (i) solicit, recruit, or hire (or attempt to solicit, recruit, or hire) or otherwise assist anyone in soliciting, recruiting, or hiring, any employee or independent contractor of the Company who performed work for the Company within the last year of Executive’s employment with the Company until that employee’s employment or that independent contractor’s engagement with the Company has been voluntarily or involuntarily terminated for at least six months, or (ii) otherwise encourage, solicit, or support any employee(s) or independent contractor(s) to leave their employment with the Company.

(c)Non-Solicitation of Customers or Clients. During the Employment Period and for a period of one year following the Date of Termination, regardless of the reason for the termination of Executive’s employment and whether such termination occurs at the initiative of Executive or the Company, Executive agrees not to solicit, directly or by assisting others, any business from any of the Company’s customers or clients, including actively sought prospective customers or clients, with whom Executive has had material contact during the one-year period prior to the termination of the Employment Period with the Company, for the purpose of providing products or services that are competitive with those provided by the Company. As used in this paragraph, “material contact” means the contact between Executive and each customer, client or vendor, or potential customer, client or vendor (i) with whom or which Executive dealt on behalf of the employer, (ii) whose dealings with the Company were coordinated or supervised by

Executive, (iii) about whom Executive obtained confidential information in the ordinary course of business as a result of Executive’s association with the Company, or (iv) who receives products or services authorized by the Company, the sale or provision of which results or resulted in compensation, commissions, or earnings (directly or indirectly) for Executive within one year prior to Executive’s Date of Termination.

(d)Non-Disparagement. Executive shall not make any remarks disparaging the conduct or character of the Company, any of the Company’s affiliates, any of the Company’s or any Company affiliates’ current or former employees, officers, directors, successors or assigns. Neither the Company nor any agent thereof shall make any remarks disparaging the conduct or character of Executive or any of Executive’s affiliates.

10.Arbitration. To the fullest extent permitted by applicable law, Executive and the Company agree that any and all disputes, demands, claims, or controversies (“claims”) relating to, arising from or regarding Executive’s employment, including claims by the Company, claims against the Company, and claims against any current or former parent, affiliate, subsidiary, successor or predecessor of the Company, and each of the Company’s and these entities’ respective officers, directors, agents or employees, shall be resolved by final and binding arbitration before a single arbitrator in Boca Raton, Florida (or another mutually agreeable location). This does not prevent either Executive or the Company from seeking and obtaining temporary or preliminary injunctive relief in court to prevent irreparable harm to Executive’s or its confidential information or trade secrets pending the conclusion of any arbitration. This arbitration agreement does not apply to any claims that have been expressly excluded from arbitration by a governing law not preempted by the Federal Arbitration Act and does not restrict or preclude Executive from communicating with, filing an administrative charge or claim with, or providing testimony to any governmental entity about any actual or potential violation of law or obtaining relief through a government agency process. The parties hereto agree that claims shall be resolved on an individual basis only, and not on a class, collective, or representative basis on behalf of other employees to the fullest extent permitted by applicable law (“Class Waiver”). Any claim that all or part of the Class Waiver is invalid, unenforceable, or unconscionable may be determined only by a court. In no case may class, collective or representative claims proceed in arbitration on behalf of other employees.

The parties agree that the arbitration shall be conducted by a single neutral arbitrator through JAMS in accordance with JAMS Employment Arbitration Rules and Procedures (available at www.jamsadr.com/rules-employment-arbitration). Except as to the Class Waiver, the arbitrator shall determine arbitrability. The Company will bear all JAMS arbitration fees and administrative costs in excess of the amount of administrative fees and costs that Executive otherwise would have been required to pay if the claims were litigated in court. The arbitrator shall apply the applicable substantive law in deciding the claims at issue. Claims will be governed by their applicable statute of limitations and failure to demand arbitration within the prescribed time period shall bar the claims as provided by law. The decision or award of the arbitrator shall be final and binding upon the parties. This arbitration agreement is enforceable under and governed by the Federal Arbitration Act. In the event that any portion of this arbitration agreement is held to be invalid or unenforceable, any such provision shall be severed, and the remainder of this arbitration agreement will be given full force and effect. By signing the offer letter, Executive acknowledges and agrees that Executive has read this arbitration agreement carefully, are bound by it and are WAIVING

ANY RIGHT TO HAVE A TRIAL BEFORE A COURT OR JURY OF ANY AND ALL CLAIMS SUBJECT TO ARBITRATION UNDER THIS ARBITRATION AGREEMENT.

11.Miscellaneous Provisions.

(a)Indemnification. The Company shall indemnify Executive to the maximum extent permitted by applicable law and the Company’s Bylaws with respect to Executive’s service and Executive shall also be covered under a directors and officers liability insurance policy paid for by the Company to the extent that the Company maintains such a liability insurance policy now or in the future. Executive agrees to indemnify and save Company and its affiliates harmless from any damages, which Company may sustain in any manner primarily through Executive’s willful misconduct or gross negligence or a material breach of the provisions of this Agreement.

(b)Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

(c)Notice.

(i)General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In Executive’s case, mailed notices shall be addressed to Executive at the home address that Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(ii)Notice of Termination. Any termination by the Company for Cause or by Executive for Good Reason will be communicated by a notice of termination to the other party hereto given in accordance with Section 11(c)(i) of this Agreement. Such notice will indicate the specific termination provision in this Agreement relied upon, will set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and will specify the termination date (which will be not more than thirty (30) days after the giving of such notice), subject to any applicable cure period. The failure by Executive or the Company to include in the notice any fact or circumstance which contributes to a showing of Good Reason or Cause, as applicable, will not waive any right of Executive or the Company, as applicable, hereunder or preclude Executive or the Company, as applicable, from asserting such fact or circumstance in enforcing his or her or its rights hereunder, as applicable.

(d)Modifications and Waivers. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(e)Whole Agreement. No other agreements, representations or understandings (whether oral or written and whether express or implied) that are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof.

(f)Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other deductions required to be withheld by law.

(g)Choice of Law and Severability. This Agreement shall be interpreted in accordance with the laws of the State of Florida without giving effect to provisions governing the choice of law. If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable in any applicable jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the minimum extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is rendered illegal by any present or future statute, law, ordinance or regulation (collectively, the “Law”) then that provision shall be curtailed or limited only to the minimum extent necessary to bring the provision into compliance with the Law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

(h)No Assignment. This Agreement and all of Executive’s rights and obligations hereunder are personal to Executive and may not be transferred or assigned by Executive at any time. The Company may assign its rights under this Agreement to any entity that assumes the Company’s obligations hereunder in connection with any sale or transfer to such entity of all or a substantial portion of the Company’s assets.

(i)Acknowledgment. Executive acknowledges that Executive has had the opportunity to discuss this matter with and obtain advice from Executive’s personal attorney, has had sufficient time to, and has carefully read and fully understood all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

(j)Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution of a facsimile or electronic copy will have the same force and effect as execution of an original, and a facsimile or electronic signature will be deemed an original and valid signature.

(k)Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents or notices related to this letter, securities of the Company or any of its affiliates or any other matter, including documents and/or notices required to be delivered to Executive by applicable securities law or any other law or the Company’s Certificate of Incorporation or Bylaws by email or any other electronic means. Executive hereby consents to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agree to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

[Signature Page Follows]

After you have had an opportunity to review this Agreement, please feel free to contact me if you have any questions or comments. To indicate your acceptance of this Agreement, please sign and date this letter in the space provided below and return it to the Company.

Very truly yours,

TransCode Therapeutics, Inc.

By:	/s/ Thomas A. Fitzgerald
(Signature)

Name:	Thomas A. Fitzgerald

Title:	Chief Financial Officer

ACCEPTED AND AGREED:

Philippe P. Calais

/s/ Philippe P. Calais
(Signature)

10/8/2025
Date

Attachment A: Permitted Services

[Signature Page to Executive Employment Agreement]

ATTACHMENT A

PERMITTED SERVICES

During the Employment Period, Executive is expressly permitted to perform in the following capacities:

●	Phileas Pharma, 5620 NE Trieste Ter, Boca Raton, FL, 33487 (Executive Chairman)

●	MatriSys Bioscience, Inc., 8000 N. Federal Highway, Suite 216, Boca Raton, FL, 33487 (Director)